ARBOR RESEARCH & TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$	1,561,341
CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS		2,220,315
RECEIVABLE FROM CLEARING BROKER-DEALERS		1,802,025
SUBSCRIPTIONS RECEIVABLE		234,280
FURNITURE AND EQUIPMENT Net of accumulated depreciation and amortization of $3,587,486		206,149
PREPAIDS AND OTHER ASSETS		1,051,862
TOTAL	$	7,075,972

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Deferred subscription revenue	$	997,742
Lease liabilities		96,794
Payable to related party		286,631
Other accounts payable and accrued expenses		375,933
Total liabilities		1,757,100
MEMBER'S EQUITY:		
Member's Equity		5,318,872
TOTAL	$	7,075,972

See notes to financial statements.